Filed by Versartis, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Versartis, Inc.

Commission File No. 001-36361

The following email was sent by Jay P. Shepard, President and Chief Executive Officer of Versartis, Inc., to all employees of Versartis, Inc.

Dear Versartis Employees,

I wanted to make all of you aware that over the weekend we signed a merger agreement with Aravive Biologics (Oncology/Fibrosis) and the deal will be announced this morning in a press release at 8:30 est. As most of you are aware, we have been focused on intense diligence efforts with Aravive over the past couple of weeks and as a result, the deal accelerated at a rapid pace.

I am very excited about Aravive and their exciting and unique technology aimed at treating serious cancers and certain fibrotic diseases and I look forward to sharing more about this opportunity with all of you tomorrow over lunch in the break room.

The merger process has been a long road with a lot of twists and turns and I want to thank all of you for patience and work during this time. I am truly amazed at how quickly everyone rolled up their sleeves and helped to bring the Aravive deal to a place where we could sign over the weekend.

Please keep in mind that this remains confidential until the press release is issued tomorrow morning.

I look forward to discussing more detail today over lunch. This is truly an exciting opportunity and one that can make a very big difference with patients affected by these terrible diseases.

Jay

Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended) concerning Versartis, Inc., Aravive Biologics, Inc., the merger and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Versartis, as well as assumptions made by, and information currently available to, management. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements included in this communication include statements regarding the anticipated completion of the proposed merger and Aravive’s planned clinical activities, including the initiation and availability of data from clinical studies. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the merger are not satisfied, including the failure to timely or at all obtain stockholder approval for the merger; uncertainties as to the timing of the consummation of the merger and the ability of each of Versartis and Aravive to consummate the merger; risks related to Versartis’s ability to correctly estimate its operating expenses and its expenses associated with the merger; risks related to the market price of Versartis’s common stock relative to the exchange ratio; the ability of Versartis or Aravive to protect their respective intellectual property rights; competitive responses to the merger; unexpected costs, charges or expenses resulting from the merger; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; provisions in certificate of incorporation, bylaws and laws of Delaware containing provisions that could delay or discourage a change in control of the Company; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Versartis’s most recent Annual Report on Form 10-K, Versartis’ recent Quarterly Report on Form 10-Q and Current Reports on Form 8-K filed, each as filed with or furnished to the SEC. Versartis can give no assurance that the conditions to the merger will be satisfied. Except as required by applicable law, Versartis undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

This communication relates to the proposed transaction pursuant to the terms of the Agreement and Plan of Merger and Reorganization, dated as of June 3, 2018, by and among Versartis, Inc., Velo Merger Sub, Inc. and Aravive Biologics, Inc. In connection with the proposed transaction between Versartis and Aravive, Versartis intends to file relevant materials with the SEC, including a registration statement that will contain a proxy statement and prospectus. VERSARTIS URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VERSARTIS, THE MERGER AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Versartis with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Versartis with the SEC by contacting Versartis, Inc., 1020 Marsh Road, Menlo Park, California 94025, Attention: Corporate Secretary. Investors and stockholders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

Participants in the Solicitation

Versartis and Aravive, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about Versartis’s directors and executive officers is included in Versartis’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 6, 2018, and the Form 10-K/A filed with the SEC on April 11, 2018. Additional information regarding these persons and their interests in the merger will be included in the proxy statement relating to the merger when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.